UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of January 2026

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated January 5, 2026

Item 1

RELEVANT INFORMATION

Bogotá D.C., January 5, 2026. Grupo Aval announces that, as part of its corporate strategy, its fiduciary companies have successfully completed the transfer of all the fiduciary businesses from Fiduciaria Bogotá, Fiduciaria de Occidente, and Fiduciaria Popular to Aval Fiduciaria, a subsidiary of Grupo Aval.

As a result of this transaction, since January 2, 2026, Aval Fiduciaria has consolidated all the third-party asset management and fiduciary businesses of Grupo Aval, including collective investment funds, autonomous trust estates, and other fiduciary operations, consolidating these activities in a single specialized platform.

With this consolidation, Aval Fiduciaria manages more than 5,500 fiduciary businesses, around 32 collective investment funds, and approximately COP $200 trillion (Approx USD 53.5 billion) in assets under management, positioning it as the largest fiduciary entity in the Colombian market, measured by assets under management. All of this is backed by the highest portfolio management and counterparty ratings: P–AAA and AAA by BRC Ratings – S&P Global. (Colombian local ratings)

This transaction enables Grupo Aval to expand its offer of fiduciary and investment solutions, both locally and internationally, for institutional clients and individuals, complemented by Aval Casa de Bolsa and Aval Banca de Inversión. Banco de Bogotá, Banco de Occidente, Banco Popular, and Grupo Aval are the main shareholders of Aval Fiduciaria, strengthening its equity structure, operational capacity, and growth potential in the asset management and fiduciary business.

Alejandro Gómez has been appointed President of Aval Fiduciaria. With over 20 years of executive experience in the financial sector, he will be supported by a highly recognized executive team in the industry, including Mario Estupiñán, Commercial Vice-President; Oscar Cantor, Investments Vice-President; and Buenaventura Osorio, Executive Vice-President. In addition, Aval Fiduciaria has a team of 1,900 highly experienced professionals in the fiduciary sector, ensuring the best experience and solutions for its clients.

The migration of fiduciary businesses was carried out guaranteeing the continuity of all contracts, the complete transfer of managed assets, and uninterrupted service delivery, with no changes to the agreed contractual conditions. For our clients, this process translates into tangible benefits: greater institutional backing, access to more alternatives, and a simpler, closer experience.

Aval Fiduciaria provides nationwide service through its extensive network of offices located in the country’s main cities, as well as through its website www.avalfiduciaria.com and for collective investment funds through Grupo Aval banking subsidiaries Apps.

Welcome to Aval Fiduciaria: a new level of services, designed for all our clients.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2026

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel